UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month February  2023

(Commission File No. 001-35193)

Grifols, S.A.

(Translation of registrant’s name into English)

Avinguda de la Generalitat, 152-158

Parc de Negocis Can Sant Joan

Sant Cugat del Valles 08174

Barcelona, Spain

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐  No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐  No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐  No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .                       .

Grifols, S.A.

TABLE OF CONTENTS

Item		Sequential Page Number

1.	Other Relevant Information, dated February 24, 2023	3

a

Grifols, S.A. Avinguda de la Generalitat 152-158 08174 Sant Cugat del Vallès Barcelona - ESPAÑA Tel. [34] 935 710 500 Fax [34] 935 710 267 www.grifols.com Pursuant to the provisions of article 227 of the Consolidated Text of the Securities Market Act, approved by the Legislative Royal Decree 4/2015, of 23 October, Grifols, S.A. ("Grifols" or the "Company") hereby informs about the following OTHER RELEVANT INFORMATION The Company's Board of Directors informs that it has resolved, in its meeting held on 23 February 2023, to unanimously approve, among others, the following resolution: 1. Amend the Company's Internal Regulations of the Board of Directors in the terms set forth in Annex I. The new revised text of the Regulations will be notified to the Spanish Securities Market Commission (CNMV) through the procedure provided for this purpose and is also available on the Company's corporate website (www.grifols.com). The Regulations will also be filed with the Commercial Registry for registration and the amendments will be reported at the next General Shareholders' Meeting. In Barcelona, on 24 February 2023 Nuria Martín Barnés Secretary to the Board of Directors

Annex I THE REGULATIONS OF THE INTERNAL FUNCTIONING OF THE BOARD OF DIRECTORS OF “GRIFOLS S.A.” THE REGULATIONS OF THE INTERNAL FUNCTIONING OF THE BOARD OF DIRECTORS OF “GRIFOLS S.A.” Article 8. The Chairperson of the Board Article 8. The Chairperson of the Board and the Lead Independent Director 1. The Chairperson of the Board of Directors will be elected from among its members. The position of Chairperson may be held by an executive director, in which case his appointment will require the favourable vote of two thirds of the members of the Board of Directors. In this case, all of the faculties that can be delegated will be delegated to him/her in accordance with the Law, the Articles of Association and these Regulations, and the effective business management of the Company will correspond to him/her, always in accordance with the decisions and criteria set out by the General Shareholders’ Meeting and the Board of Directors within the limits of their respective competence. 2. The Chairperson will have the power to call and chair the Board of Directors’ meetings, determine the agenda and lead discussions and deliberations, as well as chairing the General Shareholders' meetings. Notwithstanding the foregoing, the directors constituting at least one-third (1/3) of the members of the Board of Directors will be able to call the Board if, after requesting the Chairperson to do so, the Chairperson has not called the meeting within a term of one month. 1. The Chairperson of the Board of Directors will be elected from among its members. The position of Chairperson may be held by an executive director, in which case his appointment will require the favourable vote of two thirds of the members of the Board of Directors. In this case, all of the faculties that can be delegated will be delegated to him/her in accordance with the Law, the Articles of Association and these Regulations, and the effective business management of the Company will correspond to him/her, always in accordance with the decisions and criteria set out by the General Shareholders’ Meeting and the Board of Directors within the limits of their respective competence. 2. The Chairperson will have the power to call and chair the Board of Directors’ meetings, determine the agenda and lead discussions and deliberations, as well as chairing the General Shareholders' meetings. Notwithstanding the foregoing, the directors constituting at least one-third (1/3) of the members of the Board of Directors will be able to call the Board if, after requesting the Chairperson to do so, the Chairperson has not called the meeting within a term of one month.

3. Likewise, it is the Chairperson’s responsibility to ensure that the directors receive sufficient information to discuss the items on the agenda in advance; to stimulate the debate and the active participation of the directors during the Board meetings, safeguarding their freedom to take a position or express an opinion; and, to organize and coordinate with the chairmen of the relevant committees the periodic evaluation of the Board, and, if applicable, the evaluation of the Chief Executive Officer or managing director. 4. In the event that the Chairperson is also an executive director, the Board of Directors must appoint a coordinating director amongst the independent directors. Such coordinating director shall be authorized to request the calling of a Board of Director Meeting or the inclusion of new points on the agenda of a Meeting already convened, coordinate and gather the external directors and direct, when applicable, the Chairperson’s periodic evaluation by the Board. 5. The Board of Directors may appoint a Chairperson of Honour. The appointment may be made in favour of a director or anyone who, having been a director, is no longer a member of the Board of Directors. The Chairperson of Honour who is not a director may be called to attend Board meetings and shall be entitled to attend meetings and speak but not vote, and shall be subject to the confidentiality duties required of all directors. The Chairperson of Honour shall have duties of honorary representation and will provide advice to the Board of Directors, to the Chairperson and to the Vice-Chairperson of the Board 3. Likewise, it is the Chairperson’s responsibility to ensure that the directors receive sufficient information to discuss the items on the agenda in advance; to stimulate the debate and the active participation of the directors during the Board meetings, safeguarding their freedom to take a position or express an opinion; and, to organize and coordinate with the chairmen of the relevant committees the periodic evaluation of the Board, and, if applicable, the evaluation of the Chief Executive Officer or managing director. 4. In the event that the Chairperson is also an executive director, the Board of Directors must appoint a coordinating director Lead Independent Director amongst the independent directors. Such coordinating director shall be authorized to request the calling of a Board of Director Meeting or the inclusion of new points on the agenda of a Meeting already convened, coordinate and gather the external directors and direct, when applicable, the Chairperson’s periodic evaluation by the Board Lead Independent Director shall perform the authorities and duties provided by law, in addition to the following.: (a) chair the meetings of the Board of Directors in the absence of the Chairperson and the Vice-Chairperson, if any; (b) echo the concerns of the non-executive directors; (c) maintain contacts with investors and shareholders in order to find out their points of view for the purpose of forming an opinion on their concerns, in particular, in relation to the Corporate Governance of the Company; and

of Directors. The Board of Directors shall make available to the Chairperson of Honour the technical, material and human resources that it deems appropriate for the Chairperson of Honour to discharge his duties on the most adequate terms and through the most appropriate procedures. (d) coordinate the plan for succession of the Chairperson. 5. The Board of Directors may appoint a Chairperson of Honour. The appointment may be made in favour of a director or anyone who, having been a director, is no longer a member of the Board of Directors. The Chairperson of Honour who is not a director may be called to attend Board meetings and shall be entitled to attend meetings and speak but not vote, and shall be subject to the confidentiality duties required of all directors. The Chairperson of Honour shall have duties of honorary representation and will provide advice to the Board of Directors, to the Chairperson and to the Vice-Chairperson of the Board of Directors. The Board of Directors shall make available to the Chairperson of Honour the technical, material and human resources that it deems appropriate for the Chairperson of Honour to discharge his duties on the most adequate terms and through the most appropriate procedures.

Article 14. The Audit Committee Article 14. The Audit Committee 1. The Audit Committee shall be formed by three (3) to five (5) Directors, appointed by the Board of Directors, taking into account their knowledge, competence and experience in accounting, audit and risk management (both financial and non-financial) and Committee duties. As a group, the members of the Committee shall have the pertinent technical knowledge in relation to the sector of activity of the Company. 2. The Audit Committee shall be exclusively composed of non-executive directors, of which at least the majority must be independent directors. Likewise, efforts will be made to ensure that all members of the Audit Committee, the Chairperson included, meet the independence, experience and any other requirement set out by the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers Automated Quotation (NASDAQ). 3. The Board of Directors will appoint the Chairperson of the Audit Committee, a position that shall be necessarily held by an independent director. The Chairperson of the Committee must be replaced every four (4) years and may be re-elected after the term of one (1) year has elapsed. 4. The Board of Directors shall appoint the Secretary of the Audit Committee, who may be (a) one of the members of the Audit Committee (in which such case, it will be the Secretary member of the Audit Committee), (b) any other member of the Board of Directors of the Company who 1. The Audit Committee shall be formed by three (3) to five (5) Directors, appointed by the Board of Directors, taking into account their knowledge, competence and experience in accounting, audit and risk management (both financial and non-financial) and Committee duties. As a group, the members of the Committee shall have the pertinent technical knowledge in relation to the sector of activity of the Company. 2. The Audit Committee shall be exclusively composed of non-executive directors, of which at least the majority must be independent directors. Likewise, efforts will be made to ensure that all members of the Audit Committee, the Chairperson included, meet the independence, experience and any other requirement set out by the Securities and Exchange Commission (SEC) and the National Association of Securities Dealers Automated Quotation (NASDAQ). 3. The Board of Directors will appoint the Chairperson of the Audit Committee, a position that shall be necessarily held by an independent director. The Chairperson of the Committee must be replaced every four (4) years and may be re-elected after the term of one (1) year has elapsed. 4. The Board of Directors shall appoint the Secretary of the Audit Committee, who may be (a) one of the members of the Audit Committee (in which such case, it will be the Secretary member of the Audit Committee), (b) any other member of the Board of Directors of the Company who is is not a member of the Audit Committee (who, in such case, will be Secretary non-member of the Audit Committee); or (c) the Secretary or a Vice-Secretary of the Board of Directors of the Company (who, in such case, will be Secretary non-member of the Audit Committee). The Secretary shall draft the minutes of the resolutions adopted in each committee meeting and shall report to the Board of Directors through their Chairperson. The Audit Committee shall be validly formed when half plus one of its members are present or represented and their resolutions are approved by the absolute majority of the assisting members. If there is a tied vote, the vote of the Chairperson shall be final. 5. Notwithstanding the provisions of the Law or the Articles of Association, or other duties assigned to it by the Board of Directors, the Audit Committee will have the following basic responsibilities: (a) In relation to the General Shareholders Meeting: (i) Inform the General Shareholders’ Meeting of questions raised in respect of those matters which are within the committee's competence and particularly with respect to the results of the audit of the annual accounts, explaining how it has contributed to the integrity of the financial information, and the role that the Committee has played in such process. (b) In relation to the Board of Directors: not a member of the Audit Committee (who, in such case, will be Secretary non-member of the Audit Committee); or (c) the Secretary or a Vice-Secretary of the Board of Directors of the Company (who, in such case, will be Secretary non-member of the Audit Committee). The Secretary shall draft the minutes of the resolutions adopted in each committee meeting and shall report to the Board of Directors through their Chairperson. The Audit Committee shall be validly formed when half plus one of its members are present or represented and their resolutions are approved by the absolute majority of the assisting members. If there is a tied vote, the vote of the Chairperson shall be final. 5. Notwithstanding the provisions of the Law or the Articles of Association, or other duties assigned to it by the Board of Directors, the Audit Committee will have the following basic responsibilities: (a) In relation to the General Shareholders Meeting: (i) Inform the General Shareholders’ Meeting of questions raised in respect of those matters which are within the committee's competence and particularly with respect to the results of the audit of the annual accounts, explaining how it has contributed to the integrity of the financial information, and the role that the Committee has played in such process. (b) In relation to the Board of Directors:

(i) Previously inform the Board of Directors about periodic financial statements, which shall include, when applicable, the mandatory non-financial information, which due to its stock exchange listing, the Company must make public periodically; in this sense, the Committee will ensure that the interim accounts are drawn up under the same accounting principles as the annual accounts and for this purpose shall consider the appropriateness of a limited review by an external auditor; and (ii) Previously inform of the creation or acquisition of shareholdings in special purpose entities or domiciled in countries or territories considered tax havens, as well as any other transactions or operations of a similar nature, which due to their complexity, could harm the transparency of the Group; (iii) Inform of any matter that has or may have a material, financial or accounting impact. (c) In relation to the information and internal control systems: (i) Supervise and evaluate the preparation and presentation, and integrity of the mandatory financial and non-financial information related to the (i) Previously inform the Board of Directors about periodic financial statements, which shall include, when applicable, the mandatory non-financial information, which due to its stock exchange listing, the Company must make public periodically; in this sense, the Committee will ensure that the interim accounts are drawn up under the same accounting principles as the annual accounts and for this purpose shall consider the appropriateness of a limited review by an external auditor; and (ii) Previously inform of the creation or acquisition of shareholdings in special purpose entities or domiciled in countries or territories considered tax havens, as well as any other transactions or operations of a similar nature, which due to their complexity, could harm the transparency of the Group; (iii) Inform of any matter that has or may have a material, financial or accounting impact. (c) In relation to the information and internal control systems: (i) Supervise and evaluate the preparation and presentation, and integrity of the mandatory financial and non-financial information related to the

Company and the Group, verifying compliance with the regulation requirements, the adequate defining of consolidation boundaries and the correct application of accounting criteria and submit recommendations or proposals to the Board of Directors to protect the integrity of this information; (ii) Supervise and evaluate the efficiency of the Company's internal control, internal audit and risk control and management systems, financial and non-financial, concerning the Company and the Group, including any operative, technological, legal, social, environmental, political, reputational or corruption related risks, periodically reviewing the internal control and risk management systems, so that any principal risks are identified, dealt with and adequately recognized, as well as discussing, with the auditor, any major flaws in the control system identified during the audit process without jeopardizing its independence. To such effects, the Committee may, if applicable, submit recommendations or proposals to the Board of Directors and the corresponding period of time for their fulfilment; (iii) Monitor the independence and efficiency of internal auditing; Company and the Group, verifying compliance with the regulation requirements, the adequate defining of consolidation boundaries and the correct application of accounting criteria and submit recommendations or proposals to the Board of Directors to protect the integrity of this information; (ii) Supervise and evaluate the efficiency of the Company's internal control, internal audit and risk control and management systems, financial and non-financial, concerning the Company and the Group, including any operative, technological, cybersecurity, legal, social, environmental, political, reputational or corruption related risks, periodically reviewing the internal control and risk management systems, so that any principal risks are identified, dealt with and adequately recognized, as well as discussing, with the auditor, any major flaws in the control system identified during the audit process without jeopardizing its independence. To such effects, the Committee may, if applicable, submit recommendations or proposals to the Board of Directors and the corresponding period of time for their fulfilment; (iii) Monitor the independence and efficiency of internal auditing;

propose the selection, appointment and dismissal of the Director of the Internal Audit Department; approve or propose to the Board of Directors the approval of the Internal Audit Department's work orientation and annual work plan, making sure that their activity mainly focuses on the relevant risks (including reputational risks); propose the budget for this Department; receive periodic information on its activities (including the annual activities reports prepared by the Director of the Department); and verify that the top management takes into account the conclusions and recommendations of their reports; (iv) Establish and supervise a mechanism that allows employees and other persons related to the Company, such as directors, shareholders, suppliers, contractors or subcontractors, to report irregularities of potential significance, including financial and accounting irregularities, or those of any other nature, related to the Company, that they notice within the Company or its Group. This mechanism must guarantee confidentiality and enable communications to be made anonymously, respecting the rights of both the complainant and the accused party; and propose the selection, appointment and dismissal of the Director of the Internal Audit Department; approve or propose to the Board of Directors the approval of the Internal Audit Department's work orientation and annual work plan, making sure that their activity mainly focuses on the relevant risks (including reputational risks); propose the budget for this Department; receive periodic information on its activities (including the annual activities reports prepared by the Director of the Department); and verify that the top management takes into account the conclusions and recommendations of their reports; (iv) Establish and supervise a mechanism that allows employees and other persons related to the Company, such as directors, shareholders, suppliers, contractors or subcontractors, to report irregularities of potential significance, including financial and accounting irregularities, or those of any other nature, related to the Company, that they notice within the Company or its Group. This mechanism must guarantee confidentiality and enable communications to be made anonymously, respecting the rights of both the complainant and the accused party; and

(v) In general, ensure that the internal control policies and systems established are applied effectively in practice. (d) In relation to the auditor: (i) Submit to the Board of Directors any proposals regarding the selection, appointment, re-election and substitution of the auditor, being responsible for the selection process in conformity with the applicable regulations, including the terms of his contract, without prejudice to the faculties vested in the General Shareholders’ Meeting and the Board with regard to the approval of such resolutions under Spanish law. (ii) Be directly in charge of the remuneration and supervision of the work performed by the external auditor regarding the audit report preparation and issuance or any other similar reports relating to financial statements. (iii) Regularly and directly collect from the external auditor information about the development, impact and execution of the audits, as well as the audit plan and results of its execution, and verify that top management takes their recommendations into account; (v) In general, ensure that the internal control policies and systems established are applied effectively in practice. (d) In relation to the auditor: (i) Submit to the Board of Directors any proposals regarding the selection, appointment, re-election and substitution of the auditor, being responsible for the selection process in conformity with the applicable regulations, including the terms of his contract, without prejudice to the faculties vested in the General Shareholders’ Meeting and the Board with regard to the approval of such resolutions under Spanish law. (ii) Be directly in charge of the remuneration and supervision of the work performed by the external auditor regarding the audit report preparation and issuance or any other similar reports relating to financial statements. (iii) Regularly and directly collect from the external auditor information about the development, impact and execution of the audits, as well as the audit plan and results of its execution, and verify that top management takes their recommendations into account;

(iv) Safeguard the external auditor’s independence when performing his duties, and to do so: • Ensure that the Company communicates through the CNMV the change in auditor and shall attach a statement of the possible existence of any disagreements with the outgoing auditor and, if applicable, its contents; • Establish the necessary relationships with the external auditor to receive information about any issues that may entail a threat to his independence, and which the Audit Committee will examine, and any other issues regarding the development of the audit of accounts process, and, when applicable, the authorization of the services different from those prohibited in the terms established in the applicable regulations as regards independence, as well as any notifications required in the audit of accounts legislation and in the audit regulations. • Ensure that the Company and the auditor respect the rules in force on providing services different to audit services, the auditor’s market concentration limits and, in general, any others rules established to guarantee the (iv) Safeguard the external auditor’s independence when performing his duties, and to do so: • Ensure that the Company communicates through the CNMV the change in auditor and shall attach a statement of the possible existence of any disagreements with the outgoing auditor and, if applicable, its contents; • Establish the necessary relationships with the external auditor to receive information about any issues that may entail a threat to his independence, and which the Audit Committee will examine, and any other issues regarding the development of the audit of accounts process, and, when applicable, the authorization of the services different from those prohibited in the terms established in the applicable regulations as regards independence, as well as any notifications required in the audit of accounts legislation and in the audit regulations. • Ensure that the Company and the auditor respect the rules in force on providing services different to audit services, the auditor’s market concentration limits and, in general, any others rules established to guarantee the independence of the auditors and, to that end, annually receive from the external auditors a statement of their independence in relation to the entity, or any entities directly or indirectly related to it, as well as the detailed and individualized information on any kind of ancillary services provided and the corresponding fees paid by these entities to the external auditor or the persons or entities related to it in accordance with the regulations applicable to the audit of accounts activity; • Issue, prior to issuing the audit of accounts report and on an annual basis, a written opinion on whether the independence of the auditors or audit firms has been compromised. This opinion must include a reasoned assessment of each and every one of the ancillary services mentioned in the preceding paragraphs, which shall be individually and jointly assessed, different from the legal audit, and in relation to the independence status or regulations applicable to the audit of accounts activity; and • If the external auditor resigns, examine the circumstances that have caused said resignation. independence of the auditors and, to that end, annually receive from the external auditors a statement of their independence in relation to the entity, or any entities directly or indirectly related to it, as well as the detailed and individualized information on any kind of ancillary services provided and the corresponding fees paid by these entities to the external auditor or the persons or entities related to it in accordance with the regulations applicable to the audit of accounts activity; • Issue, prior to issuing the audit of accounts report and on an annual basis, a written opinion on whether the independence of the auditors or audit firms has been compromised. This opinion must include a reasoned assessment of each and every one of the ancillary services mentioned in the preceding paragraphs, which shall be individually and jointly assessed, different from the legal audit, and in relation to the independence status or regulations applicable to the audit of accounts activity; and • If the external auditor resigns, examine the circumstances that have caused said resignation.

(v) Encourage the Group auditor to undertake the responsibility of the audits of the companies making up the group (e) In relation to external consultants: (i) Request that legal, accounting, financial advisors or other experts or advisors be hired, on account to the Company, to assist them in the performance of their duties. (f) In relation to internal conduct rules (i) Supervise the compliance with the Internal Conduct Regulations in matters related to the Stock Exchange, the present Regulation, standards of conduct set out in the “Code of Ethics for Grifols Executives” and the “Code of Conduct for Grifols’ Employees” and, in general, any other internal rules of governance of the Company, as well as make the necessary proposals for improvement. (g) In relation to related-party transactions: (i) Report on related-party transactions to be approved by the General Meeting or the Board of Directors and supervise the internal procedure established by the Company for those transactions whose approval has been delegated. (v) Ensure that the external auditor holds an annual meeting with the full Board of Directors to report on the work carried out and on the evolution of the Company's accounting and risk situation. (vi) Encourage the Group auditor to undertake the responsibility of the audits of the companies making up the group. (vii)Ensure that the remuneration paid to the external auditor for its work does not compromise its quality nor its independence. (e) In relation to external consultants: (i) Request that legal, accounting, financial advisors or other experts or advisors be hired, on account to the Company, to assist them in the performance of their duties. (f) In relation to internal conduct rules (i) Supervise the compliance with the Internal Conduct Regulations in matters related to the Stock Exchange, the present Regulation, standards of conduct set out in the “Code of Ethics for Grifols Executives” and the “Code of Conduct for Grifols’ Employees” and, in general, any other internal rules of governance of the Company, as well as make the necessary proposals for improvement.

6. The Audit Committee will meet at appropriate intervals for the correct development of its operations. 7. Any member of the management team or Company personnel whose presence is required by the Chairperson is obliged to attend Committee meetings and offer help, and provide access to any information he/she may have. The Chairperson of the Committee may also request the presence of the Auditors at the Committee meetings. 8. To ensure the correct fulfilment of its duties, the Audit Committee may request advice from external professionals chargeable to the Company. For the avoidance of any doubt, in such cases, the requirements and limitations set out in Article 25 of these Regulations shall not be applicable. 9. As indicated by the Audit Committee, the Company shall provide adequate funding to pay the fees of the external auditors or any advisor hired by the Audit Committee, as well as to cover any ordinary administrative expenses incurred by the Audit Committee in the performance of its duties. 10. At the first Board Meeting following its meetings, the Audit Committee shall report on its activities and answer for the work carried out. All the members of the Board shall receive a copy of the minutes of the Audit Committee meetings. (g) In relation to related-party transactions: (i) Report on related-party transactions to be approved by the General Meeting or the Board of Directors and supervise the internal procedure established by the Company for those transactions whose approval has been delegated. 6. The Audit Committee will meet at appropriate intervals for the correct development of its operations. 7. Any member of the management team or Company personnel whose presence is required by the Chairperson is obliged to attend Committee meetings and offer help, and provide access to any information he/she may have. The Chairperson of the Committee may also request the presence of the Auditors at the Committee meetings. 8. To ensure the correct fulfilment of its duties, the Audit Committee may request advice from external professionals chargeable to the Company. For the avoidance of any doubt, in such cases, the requirements and limitations set out in Article 25 of these Regulations shall not be applicable. 9. As indicated by the Audit Committee, the Company shall provide adequate funding to pay the fees of the external auditors or any advisor hired by the Audit Committee, as well as to cover any ordinary administrative expenses incurred by the

Audit Committee in the performance of its duties. 10. At the first Board Meeting following its meetings, the Audit Committee shall report on its activities and answer for the work carried out. All the members of the Board shall receive a copy of the minutes of the Audit Committee meetings. Article 15. The Appointments and Remunerations Committee Article 15. The Appointments and Remunerations Committee 1. The Appointments and Remunerations Committee will evaluate the profile of the most suitable people to form part of the various Committees and present the corresponding proposals to the Board of Directors. 2. The Appointments and Remunerations Committee shall be formed by three (3) to five (5) Directors, appointed by the Board of Directors, taking into account their knowledge, competence and experience and of the Committee’s duties. The Appointments and Remunerations Committee will be exclusively formed by non-executive directors, of which at least two (2) will be independent directors. 3. The Board of Directors shall appoint the Chairperson of the Appointments and Remuneration Committee. The position of Chairperson will necessarily be held by an independent director. 4. The Board of Directors shall appoint the Secretary of the Appointments and Remuneration Committee, who may be (a) one of the members of the Appointments and Remuneration Committee (who, in 1. The Appointments and Remunerations Committee will evaluate the profile of the most suitable people to form part of the various Committees and present the corresponding proposals to the Board of Directors. 2. The Appointments and Remunerations Committee shall be formed by three (3) to five (5) Directors, appointed by the Board of Directors, taking into account their knowledge, competence and experience and of the Committee’s duties. The Appointments and Remunerations Committee will be exclusively formed by non-executive directors, of which at least two (2) will be independent directors. 3. The Board of Directors shall appoint the Chairperson of the Appointments and Remuneration Committee. The position of Chairperson will necessarily be held by an independent director 4. The Board of Directors shall appoint the Secretary of the Appointments and Remuneration Committee, who may be (a) one of the members of the Appointments and Remuneration such case, will be Secretary member of the Appointments and Remuneration Committee), (b) any other member of the Board of Directors of the Company who is not a member of the Appointments and Remuneration Committee (who, in such case, will be Secretary non-member of the Appointments and Remuneration Committee, or (c) the Secretary or a Vice-Secretary of the Board of Directors of the Company (who, in such case, will be Secretary non-member of the Appointments and Remuneration Committee). The Secretary shall draft the minutes of the resolutions adopted at each Committee meeting and report to the Board of Directors via their Chairperson. The Appointments and Remuneration Committee shall be validly formed when half plus one of its members are present or represented and their resolutions are approved by the absolute majority of the assisting members. If there is a tied vote, the vote of the Chairperson of the Committee is final. 5. Without prejudice to other duties assigned by the Board, the Appointments and Remunerations Committee will have the following basic responsibilities: (a) to formulate and review the criteria to be followed for the composition of the Board of Directors and the selection of candidates, taking into account their competence, knowledge and experience necessary on the Board, specifying the duties and aptitudes that each candidate must have in case of vacancies in addition to assessing the time and commitment needed to perform their duties effective and efficiently; Committee (who, in such case, will be Secretary member of the Appointments and Remuneration Committee), (b) any other member of the Board of Directors of the Company who is not a member of the Appointments and Remuneration Committee (who, in such case, will be Secretary non-member of the Appointments and Remuneration Committee, or (c) the Secretary or a Vice-Secretary of the Board of Directors of the Company (who, in such case, will be Secretary non-member of the Appointments and Remuneration Committee). The Secretary shall draft the minutes of the resolutions adopted at each Committee meeting and report to the Board of Directors via their Chairperson. The Appointments and Remuneration Committee shall be validly formed when half plus one of its members are present or represented and their resolutions are approved by the absolute majority of the assisting members. If there is a tied vote, the vote of the Chairperson of the Committee is final. 5. Without prejudice to other duties assigned by the Board, the Appointments and Remunerations Committee will have the following basic responsibilities: (a) to formulate and review the criteria to be followed for the composition of the Board of Directors and the selection of candidates, taking into account their competence, knowledge and experience necessary on the Board, specifying the duties and aptitudes that each candidate must have in case of vacancies in addition to assessing the time and commitment needed to perform their duties effective and efficiently;

(b) to establish a representation target for the sex that is least represented in the Board of Directors and prepare guidelines to achieve said target; (c) to submit to the Board of Directors any proposals to appoint, re-elect and/or separate the independent directors prior to being submitted to the General Shareholders’ Meeting or, as the case may be, being adopted by the Board exercising its power of co-option, and in all cases informing about the character of the director proposed; (d) to report the proposals of appointment, re-election and/or separation of the non-independent directors for their appointment by the Board of Directors by means of co-option or their submission to the General Shareholders' Meeting by the Board of Directors; (e) To report the proposals of appointment and removal of the Chairperson and Vice-chairpersons of the Board of Directors; (f) to examine and organize the succession of the Chairperson of the Board of Directors and the chief executive officer and, as the case may be, to make proposals to the Board so that said succession takes place in an orderly and well planned manner; (g) to report the proposals of appointment and resignation of the Secretary and (b) to establish a representation target for the sex gender that is least represented in the Board of Directors and prepare guidelines to achieve said target; (c) to submit to the Board of Directors any proposals to appoint, re-elect and/or separate the independent directors prior to being submitted to the General Shareholders’ Meeting or, as the case may be, being adopted by the Board exercising its power of co-option, and in all cases informing about the character of the director proposed; (d) to report the proposals of appointment, re-election and/or separation of the non-independent directors for their appointment by the Board of Directors by means of co-option or their submission to the General Shareholders' Meeting by the Board of Directors; (e) Tto report the proposals of appointment and removal of the Chairperson and Vice-chairpersons of the Board of Directors; (f) to examine and organize the succession of the Chairperson of the Board of Directors and the chief executive officer and, as the case may be, to make proposals to the Board so that said succession takes place in an orderly and well planned manner; (g) to report the proposals of appointment and resignation of the Secretary and

Vice-Secretaries of the Board of Directors; (h) to report the proposal of appointment and resignation of senior management proposed by the chief executive officer to the Board and the basic conditions of their contracts; (i) to propose to the Board the Directors the directors who shall be part of each of the Committees; (j) to propose to the Board of Directors the remuneration policy of the directors and general managers or anyone performing top-level management duties under the direct supervision of the Board, executive committees or executive directors, as well as the individual remuneration and other contractual terms regarding the executive directors, ensuring its fulfilment; (k) to periodically review the payment programmes of executive officers, considering their adequacy and performance; and (l) to report on the transactions that imply or could imply conflicts of interest and, in general, on matters covered in Chapter IX of these Regulations. 6. Any member of the management team or personnel of the Company shall be obliged to attend the Committee meetings and provide their assistance and access to information they may have, when their presence is required by the Chairperson. Vice-Secretaries of the Board of Directors; (h) to report the proposal of appointment and resignation of senior management proposed by the chief executive officer to the Board and the basic conditions of their contracts; (i) to periodically review the remuneration policy applied to directors and senior management, including share-based remuneration schemes and their application, and ensure that their individual remuneration is proportionate to that paid to other directors and senior management of the Company; (j) to ensure that potential conflicts of interest do not impair the independence of the external advice provided to the Committee; (k) to verify the information on directors' and senior management remuneration included in the corporate documents, including the annual report on directors' remuneration; (l) to propose to the Board the Directors the directors who shall be part of each of the Committees; (m) to propose to the Board of Directors the remuneration policy of the directors and general managers or anyone performing top-level management duties under the direct supervision of the Board, executive committees or executive directors, as

7. To ensure the correct fulfilment of its duties, the Committee may request advice from external professionals, for this purpose Article 25 of these Regulations shall be applicable. 8. The Committee shall consider any suggestions made by the Chairperson, the members of the Board, the managers or the shareholders of the Company. In particular, (a) the Committee shall consult the Chairperson or chief executive officer on matters relating to the executive directors and (b) any member of the Board may, if they consider it appropriate, request the Committee to take into consideration any potential candidates to cover director vacancies. 9. The Appointments and Remunerations Committee shall meet when the Company Board of Directors or the Chairperson requests a report or the adoption of a proposal and in any case, whenever it is deemed appropriate for the smooth running of its duties. In any case, it will meet once (1) a year to prepare information on remunerations to Directors which the Board of Directors must approve and include in the annual public documentation. 10. At the first Board Meeting following its meetings, the Appointments and Remunerations Committee shall report on its activities and respond for the work carried out. All the members of the Board shall receive a copy of the minutes of the Appointments and Remunerations Committee meetings. well as the individual remuneration and other contractual terms regarding the executive directors, ensuring its fulfilment; (n) to periodically review the payment programmes of executive officers, considering their adequacy and performance; and (o) to report on the transactions that imply or could imply conflicts of interest and, in general, on matters covered in Chapter IX of these Regulations. 6. Any member of the management team or personnel of the Company shall be obliged to attend the Committee meetings and provide their assistance and access to information they may have, when their presence is required by the Chairperson. 7. To ensure the correct fulfilment of its duties, the Committee may request advice from external professionals, for this purpose Article 25 of these Regulations shall be applicable. 8. The Committee shall consider any suggestions made by the Chairperson, the members of the Board, the managers or the shareholders of the Company. In particular, (a) the Committee shall consult the Chairperson or chief executive officer on matters relating to the executive directors and (b) any member of the Board may, if they consider it appropriate, request the Committee to take into consideration any potential candidates to cover director vacancies.

9. The Appointments and Remunerations Committee shall meet when the Company Board of Directors or the Chairperson requests a report or the adoption of a proposal and in any case, whenever it is deemed appropriate for the smooth running of its duties. In any case, it will meet once (1) a year to prepare information on remunerations to Directors which the Board of Directors must approve and include in the annual public documentation. 10. At the first Board Meeting following its meetings, the Appointments and Remunerations Committee shall report on its activities and respond for the work carried out. All the members of the Board shall receive a copy of the minutes of the Appointments and Remunerations Committee meetings. Article 15 bis. The Sustainability Committee 1. The Sustainability Committee shall be formed by three (3) to five (5) directors appointed by the Board of Directors, taking into account the knowledge, competence and experience of the directors and the duties of the Committee. The Sustainability Committee shall only be formed by non-executive members, the majority of them being independent. 2. The Board of Directors shall appoint the Chairperson of the Sustainability Committee. 3. The Board of Directors shall appoint the Secretary of the Sustainability Committee, who may be (a) one of the members of the Article 15 bis. The Sustainability Committee 1. The Sustainability Committee shall be formed by three (3) to five (5) directors appointed by the Board of Directors, taking into account the knowledge, competence and experience of the directors and the duties of the Committee. The Sustainability Committee shall only be formed by non-executive members, the majority of them being independent. 2. The Board of Directors shall appoint the Chairperson of the Sustainability Committee. 3. The Board of Directors shall appoint the Secretary of the Sustainability Committee, who may be (a) one of the members of the

Sustainability Committee (in which case, it will be the Secretary member of the Sustainability Committee), (b) any other member of the Board of Directors of the Company who is not a member of the Sustainability Committee (who, in such case, will be Secretary non-member of the Sustainability Committee, or (c) the Secretary or Vice-Secretary of the Board of Directors of the Company (who, in such case, will be Secretary non-member of the Sustainability Committee). The Secretary shall draft the minutes of the resolutions adopted in each committee meeting, and shall report to the Board of Directors through its Chairperson. The Sustainability Committee shall be validly formed when half plus one of its members are present or represented and their resolutions are approved by the absolute majority of the attending members. If there is a tied vote, the vote of the Committee's Chairperson shall be final. 4. Without prejudice to any other tasks given by the Board, the Sustainability Committee shall have the following basic responsibilities: (a) monitor compliance with the Company’s internal codes of conduct and corporate governance rules, and ensure that the corporate culture is aligned with its purpose and values; (b) monitor the implementation of the general policy regarding the disclosure of economic-financial, non-financial and corporate information, as well as communication with shareholders and investors, proxy advisors and other stakeholders. Similarly, the Sustainability Committee (in which case, it will be the Secretary member of the Sustainability Committee), (b) any other member of the Board of Directors of the Company who is not a member of the Sustainability Committee (who, in such case, will be Secretary non-member of the Sustainability Committee, or (c) the Secretary or Vice-Secretary of the Board of Directors of the Company (who, in such case, will be Secretary non-member of the Sustainability Committee). The Secretary shall draft the minutes of the resolutions adopted in each committee meeting, and shall report to the Board of Directors through its Chairperson. The Sustainability Committee shall be validly formed when half plus one of its members are present or represented and their resolutions are approved by the absolute majority of the attending members. If there is a tied vote, the vote of the Committee's Chairperson shall be final. 4. Without prejudice to any other tasks given by the Board, the Sustainability Committee shall have the following basic responsibilities: (a) monitor compliance with the Company’s internal codes of conduct and corporate governance rules, and ensure that the corporate culture is aligned with its purpose and values; (b) monitor the implementation of the general policy regarding the disclosure of economic-financial, non-financial and corporate information, as well as communication with shareholders and investors, proxy advisors and other stakeholders. Similarly, the way way in which the Company communicates and relates with small and medium-sized shareholders should be monitored; (c) periodically evaluate the effectiveness of the Company’s corporate governance system and environmental and social policy, to confirm that it is fulfilling its mission to promote the corporate interest and catering, as appropriate, to the legitimate interests of remaining stakeholders; (d) ensure the Company’s environmental and social practices are in accordance with the established strategy and policy; and (e) monitor and evaluate the Company’s interaction with its stakeholder groups. 5. Any member of the management team or personnel of the Company shall be obliged to attend the Committee meetings and provide their assistance and access to information they may have, when their presence is required by the Chairperson. 6. To ensure the correct fulfilment of its duties, the Committee may request advice from external professionals, for this purpose Article 25 of these Regulations shall be applicable. 7. The Sustainability Committee shall meet whenever the Board of Directors or Chairperson of the Company request a report or the adoption of proposals, and, in in which the Company communicates and relates with small and medium-sized shareholders should be monitored; (c) periodically evaluate the effectiveness of the Company’s corporate governance system and environmental, climate change and social policy, to confirm that it is fulfilling its mission to promote the corporate interest and catering, as appropriate, to the legitimate interests of remaining stakeholders; (d) ensure the Company’s environmental, climate change and social practices are in accordance with the established strategy and policy; and (e) monitor and evaluate the Company’s interaction with its stakeholder groups. 5. Any member of the management team or personnel of the Company shall be obliged to attend the Committee meetings and provide their assistance and access to information they may have, when their presence is required by the Chairperson. 6. To ensure the correct fulfilment of its duties, the Committee may request advice from external professionals, for this purpose Article 25 of these Regulations shall be applicable. 7. The Sustainability Committee shall meet whenever the Board of Directors or Chairperson of the Company request a report or the adoption of proposals, and, in any event, whenever it is convenient for the correct performance of its duties. 8. At the first Board Meeting following its meetings, the Sustainability Committee shall report on its activities and respond for the work carried out. All the members of the Board shall receive a copy of the minutes of the Sustainability Committee meetings. any event, whenever it is convenient for the correct performance of its duties. 8. At the first Board Meeting following its meetings, the Sustainability Committee shall report on its activities and respond for the work carried out. All the members of the Board shall receive a copy of the minutes of the Sustainability Committee meetings. * * * * * *

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Grifols, S.A.

By:	/s/ David I. Bell
	Name:	David I. Bell
	Title:	Authorized Signatory

Date:  February 24, 2023